

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2012

Via E-mail
Joseph McMurry
Chief Executive Officer
Book It Local, Inc.
2003 Symphony Lane
Indian Trail, NC 28079

> **Re:** **Book It Local, Inc.**
> **Amendment No. 1 Registration Statement on Form S-1**
> **Filed December 17, 2012**
> **File No. 333-183983**

Dear Mr. McMurry:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 of our letter dated October 15, 2012. Please revise your disclosure on your coverpage that your shares will be sold at market prices following your quotation on the OTCBB or other exchange to reflect that the shares will be sold at a fixed price for the duration of the offering. In addition, please clarify that your shareholders "will" rather than "may" sell the registered shares at a fixed price.

Prospectus Cover Page

2. We note your response to comment 5 of our letter dated October 15, 2012. Please add disclosure to your coverpage that the securities sold in this offering can only be resold through registration under the Securities Act of 1933, Section 4(1), if available, for non-affiliates, or by meeting the conditions of Rule 144(i).

Prospectus Summary, page 5

3. We note your response to comment 7 of our letter dated October 15, 2012. In your response, you disclose your principal officer's belief that he can raise more capital through a public offering rather than a private offering. However, we note that the company is not offering any securities in this offering and the selling shareholders will retain all of the proceeds from the shares sold in this offering. Please revise your disclosure to clarify that Mr. McMurry's belief that he can raise more capital through public markets relates to future offerings.

Terms of the Offering, page 6

4. We note your response to comment 8 of our letter dated October 15, 2012. It appears that you may be conducting simultaneous public and private offerings. Please tell us the exemption you are relying on for your private placement and why it should not be integrated with your registered offering. In your response, please take into consideration each of the factors identified in Securities Act Forms Compliance and Disclosure Interpretations 139.25, available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm, as well as any other factors you deem relevant

5. We note your response to comment 9 of our letter dated October 15, 2012. Please identify G9 Holdings, LLC and GW Grace, LLC as promoters in your amended filings, including the natural persons that control these entities. Alternatively, please tell us why G9 Holdings and GW Grace should not be considered promoters under Section 405 of the Securities Act.

Executive Compensation, page 30

Summary Compensation Table, page 30

6. We note your response to comment 22 of our letter dated October 15, 2012. We reissue in part. Please specify whether the value of the restricted stock issued to Mr. McMurry was computed in accordance with FASB ASC Topic 718. Alternatively, please disclose that the value of Mr. McMurry's restricted stock was not computed in accordance with FASB ASC Topic 718 and discuss the methodology used to determine the grant date fair value of the award.

7. Please tell us whether the stock issued to Mr. McMurry was long-term compensation or compensation for services provided. We note on page 24 you disclose that Mr. McMurry "received 211,950 shares in exchange for services related to our organization…"

Part II – Information Not Required in Prospectus

Other Expenses of Issuance and Distribution, page 34

8. Please update your expense table to reflect your recent $2,500 payment to your auditor.

Financial Statements

Statements of Operations, page F-12
Statements of Cash Flows, page F-14

9. Refer to the column heading, "Period ended November 30, 2012." Please revise to refer to the three months period ended November 30, 2012.

    We note the disclosure in the fourth paragraph of page F-15 that the Registrant has selected June 30th as the date for its fiscal year end. However the fourth paragraph of page F-7 states that August 31st is the Registrant's fiscal year end. Please revise to reconcile. Clarify also the period to which the financial statements for the "Period ended November 30, 2012" pertain.

Statements of Cash Flows, page F-14

10. Please revise the financing activities cash flow section for the cumulative August 11, 2012 (inception) to November 30, 2012 period to report the cash flows from the issuance of common stock in August 2012 or advise us.

2 Summary of significant Accounting Policies

Interim Financial Statements, F-15

11. Please correct in the last two paragraphs of page F-15 the periods to which the interim financial statements pertain.

Exhibit 5.1

12. We note your response to our comment 25 of our letter dated October 15, 2012 and reissue. However, your opinion of counsel still states that the shares will be validly, issued, fully paid and non-assessable "when issued in accordance with the terms set forth in the Registration Statement." Please revise.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Kempf, Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director